UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. August 28, 2014.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call today to discuss the second quarter 2014 results, which were published on August 26, 2014. The following items were discussed by executive management as part of the conference call:

In the first half of 2014, we have faced many challenges in both the fertilizer and chemical markets. In the potash market, prices were over 20% lower than prices seen during the first half of last year. However, we have seen prices begin to recover in Brazil in recent months, our most important market. With demand expected to reach between 55-57 million tons, we are hopeful that prices will follow this upward trend in upcoming quarters. In the SPN market, we are expecting 2014 volumes in this business line to be similar to volumes seen in 2013. SPN margins have fallen less than MOP margins; we have had some higher costs related to logistics, as we moved some products closer to our customers, and also to the product mix. However, production costs are down.

We have received many questions related to iodine; more specifically, price expectations within the market. As expected, prices fell significantly during the first half of 2014 – averaging US$40/kg. As we mentioned in our press release, we will work to recapture our market share in the coming quarters, and despite stable demand growth, market prices could reflect these efforts. We expect to see higher volumes in 2015 than in 2014. We expect average costs for iodine during 2014 to be 5-10% lower than average costs in 2013, mainly associated with increased production efficiencies and plant optimization. We expect to continue lowering costs during 2015.

In the lithium market, demand during the first half of 2014 has been strong, and we expect demand growth to reach at least 10% this year. In addition, our sales volumes were up significantly compared to the first half of last year, and we hope to finish 2014 with over 40.000 MT of sales volumes in our lithium business line. There is new supply announced for this year from other players in the market, and this new supply could have slight downward pressure on average prices for the year, depending on the rate at which this potential new supply enters the market.

We continue to work through the arbitration process with CORFO related to the methodology used to calculate payments made by SQM to CORFO in relation to the lease agreement in the Salar de Atacama. CORFO estimates a difference in payments of close to US$9 million and our position is that we have made the appropriate payments.

We have been invited to participate in the commission created by the Mining Minister to evaluate the future of lithium mining in Chile. As the largest lithium producers in Chile, we will join 21 members from a range of disciplines related to lithium in order to share our insights.

Solar salts is another area of question for many of you. We mentioned that we have closed supply agreements for approximately 240.000 MT to be supplied to four new projects in Africa and Latin America between 2015 and 2017. We expect the solar salt sales volumes associated with these projects to reach approximately 40,000 MT in 2015, 140,000 MT in 2016 and 60,000 MT in 2017.

We continue to work diligently on our cost reduction efforts, and look forward to finish the year with over US$60 million in cost savings.

In short, despite recent challenges, we continue to mitigate risk and remained focused on the long-term value of the company.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 115 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 115 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact: Rosalia Vera / rvera@imaginaccion.cl

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 28, 2014

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.